GIORDANO

MEANS SERVICE

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 4668
http://www.giordano.com.hk

RECEIVED
AUG 30 A 8:
OF INTERNATIONAL
CORPORATE FINANCE

BY COURIER

August 25, 2004

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

04036525

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

SUPPL

Dear Sirs,

Re: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange: Act of 1934 - Sec File No. 82-3780

We are submitting the following document in respect of Giordano International Limited (the "Company"), a company incorporated in Bermuda, for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. the Company's announcement regarding its interim results for the six months ended June 30, 2004 dated August 11, 2004;
2. the Company's announcement dated August 12, 2004 regarding exceptional trade volume movement; and
3. 2004 Interim Report despatched to shareholders of the Company on August 25, 2004.

Should you have any queries, please contact the undersigned on (852) 2746 5178.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL

Christiana Yiu
Senior Corporate Services Manager

Encls.

CY/jl

Dlw 8/30

(Page 1)

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 709)

INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004 along with comparative figures for the corresponding period and selected explanatory notes are as follows:

Unaudited Condensed Consolidated Profit and Loss Account

(In HK$ millions, except earnings per share)	Note	Six months ended June 30 2004	2003
Turnover	2	$1,858	$1,527
Cost of sales		(929)	(817)
Gross profit		929	710
Other revenue		44	40
Distribution, administrative and other operating expenses		(738)	(658)
Operating profit	3	235	92
Finance expense	4	-	(2)
Share of profits of associated companies		8	19
Profit before taxation		243	109
Taxation	5	(52)	(36)
Profit after taxation		191	73
Minority interests		(20)	(10)
Profit attributable to shareholders		$ 171	$ 63
Dividends	6(a)	$ 80	$ 65
Earnings per share	7		
Basic		11.8 ¢	4.4 ¢
Diluted		11.7 ¢	4.4 ¢

Notes:

1. **Principal accounting policies**

   These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

   These condensed interim financial statements should be read in conjunction with the 2003 annual financial statements.

   The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2003.

2. **Turnover and segment information**

   An analysis of the Group's turnover and operating profit by business segments is as follows:

(In HK$ millions)	2004 Turnover	2004 Operating profit	2003 Turnover	2003 Operating profit
Retail and Distribution	$1,739	$200	$1,452	$64
Manufacturing	405	34	301	26
Other operation	-	1	-	2
Less: Inter-segment sales	(286)	-	(226)	-
	$1,858	$235	$1,527	$92

The geographical segments of the Group's turnover are as follows:

(In HK$ millions)	Six months ended June 30 2004	2003
Mainland China	$ 424	$ 365
Hong Kong	396	316
Taiwan	341	281
Singapore	197	155
Japan	85	70
Korea	73	92
Other territories	342	248
	$1,858	$1,527

3. **Operating profit**

   The operating profit is stated after charging:

(In HK$ millions)	Six months ended June 30 2004	2003
Depreciation of owned fixed assets	$52	$51
Depreciation of fixed assets held under finance leases	-	2
Net loss on disposal of fixed assets	1	3

4. **Finance expense**

(In HK$ millions)	Six months ended June 30 2004	2003
Interest element of finance leases	$-	$2

5. **Taxation**

   Hong Kong profits tax is calculated at the rate of 17.5 percent (2003: 17.5 percent) on the estimated assessable profits for the six months ended June 30, 2004. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	Six months ended June 30 2004	2003
Company and subsidiaries:		
Income tax		
Current income tax		
- Hong Kong profits tax	$15	$ 6
- Overseas taxation	31	16
Under/(over) provision in previous period		
- Hong Kong profits tax	(1)	(1)
- Overseas taxation	1	2
	46	23
Withholding tax	2	3
Deferred tax		
Relating to the origination and reversal of temporary differences	3	4
Associated companies:		
Overseas taxation	1	6
Taxation charge	$52	$36

The Group has a dispute with the tax authority in Taiwan with respect to tax treatment on certain of the Group's sales in Taiwan. The dispute is not expected to have any material impact on the financial position of the Group.

6. **Dividends**

   (a) Interim dividends declared after the balance sheet date of the interim period:

(In HK$ millions)	Six months ended June 30 2004	2003
2004 interim dividend of 4.0 HK cents (2003: 1.5 HK cents) per share	$58	$22
2004 interim special dividend of 1.5 HK cents (2003: 3.0 HK cents) per share	22	43
	$80	$65

The dividends declared after the balance sheet date have not been recognized as a liability at the balance sheet date.

(b) Final dividends in respect of the previous financial year, approved and paid during the interim period:

(In HK$ millions)	Six months ended June 30 2004	2003
2003 final dividend, paid, of 4.5 HK cents (2002: 4.5 HK cents) per share	$ 65	$ 65
2003 final special dividend, paid, of 12.0 HK cents (2002: 10.0 HK cents) per share	173	144
	$238	$209

7. **Earnings per share**

   The calculation of basic and diluted earnings per share are based on the unaudited consolidated profit attributable to shareholders for the period of HK$171 million (2003: HK$63 million).

   The basic earnings per share is based on the weighted average of 1,444,910,875 shares (2003: 1,440,670,002 shares) in issue during the six months ended June 30, 2004.

   The diluted earnings per share is based on 1,444,910,875 shares (2003: 1,440,670,002 shares) which is the weighted average number of shares in issue during the six months ended June 30, 2004 plus the weighted average of 18,929,741 shares (2003: 2,889,287 shares) deemed to be issued if all outstanding share options granted under the share option schemes of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Turnover

The Group's total turnover for the first six months of the year was HK$1.86 billion (2003: HK$1.53 billion), an increase of 21.7 percent year-on-year.

During the period, turnover of the Retail and Distribution Division amounted to HK$1.74 billion (2003: HK$1.45 billion), surging 19.8 percent year-on-year. Comparable store sales rose 15.3 percent, while comparable store gross profit grew 20.5 percent over the previous same period. The Group's inventory turnover on sales was 23 days (2003: 20 days).

The following table shows the Group's Retail and Distribution turnover by region. All key markets, namely Mainland China, Hong Kong, Taiwan and Singapore, registered double-digit year-on-year turnover growth due to low comparison bases resulted from the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in the second quarter of 2003.

Retail and Distribution Division

Turnover *(In HK$ millions)*	Six months ended June 30 2004	2003	Percentage change
Mainland China	420	363	15.7
Hong Kong	384	316	21.5
Taiwan	341	281	21.4
Singapore	195	155	25.8
Other Markets & Distribution Sales	399	337	18.4
Total	1,739	1,452	19.8

Turnover in Mainland China increased 15.7 percent year-on-year to HK$420 million (2003: HK$363 million). Competition remained intense. The Group will continue building brand image and better distinguishing our brands in the marketplace. Our 18,000-square feet Shanghai flagship store re-opened in late April after two months of refurbishment. Performance of the flagship store is in line with Management's expectation.

Retail sales in Hong Kong rose 21.5 percent year-on-year to HK$384 million (2003: HK$316 million). Sales improvement was largely helped by recovery of consumer sentiment with the return of tourists after the SARS outbreak and the relaxed individual travel scheme for the Mainland Chinese tourists. However, direct benefit from higher tourist arrival from the Mainland is still mild at this stage.

Taiwan's retail sales amounted to HK$341 million, increased 21.4 percent from HK$281 million recorded in the previous same period. Performance recovery seen in the second half of fiscal year 2003 was sustainable. Despite a brief disruption in consumer sentiment after the presidential election in late March and early April, sales momentum resumed quickly in May.

Retail sales in Singapore increased to HK$195 million, from HK$155 million in the first half of 2003, up 25.8 percent year-on-year. Besides the low-base effect due to SARS in 2003, sales improved on the back of better merchandizing and inventory control.

Sales growth in Australia, Malaysia, Indonesia, Thailand and Japan remained strong. Aggregate sales soared 35.9 percent year-on-year.

Business of all Lines improved mainly on the back of recovered business environment from the SARS outbreak. Retail and wholesale turnover of *Giordano* core line and *Giordano Junior* amounted to HK$1.51 billion, up 17.1 percent from last period's HK$1.29 billion. Turnover of *Giordano Ladies* escalated 34.5 percent to HK$74 million (2003: HK$55 million). *Bluestar Exchange*'s turnover surged 40.7 percent to HK$152 million, compared to HK$108 million in 2003.

Manufacturing Division

Turnover of the Manufacturing Division, including intra-group sales, jumped 34.6 percent to HK$405 million (2003: HK$301 million). Sales to outsiders were HK$119 million, up 58.7 percent from HK$75 million recorded in 2003. Sales to Group companies constituted 70.6 percent of divisional sales (2003: 75.1 percent). In a bid to diversify its customer base, a number of new clients from the United States and Europe were secured in the first half of the year. The broadened customer base also reduces its reliance on the Japanese market. The Manufacturing Division contributed HK$34 million (2003: HK$26 million) to the Group's operating profit, representing 14.5 percent (2003: 28.3 percent) of the Group's consolidated operating profit.

Gross Margins

During the first half of the year, the Group achieved gross margin of 50.0 percent, up 3.5 percentage points compared to 46.5 percent in the same period in 2003. On the back of sales and gross margin advancement, gross profits for the first six months of the year rose 30.8 percent to HK$929 million (2003: HK$710 million).

During the period, gross margin of the Retail and Distribution Division improved 4.5 percentage points year-on-year; while that of the Manufacturing Division edged up slightly by 0.7 percentage point from last year's level. Improvement in Retail and Distribution Division's gross margin reflected a favorable response to the Group's continued repositioning efforts, as well as prudent inventory management.

Operating Expenses

Operating expenses increased 12.2 percent year-on-year to HK$738 million (2003: HK$658 million). Higher operating expenses were largely due to increase in rental and shop staff costs; mainly resulted from retail space expansion and higher turnover based rents. In addition, certain one-off cost-cutting measures in 2003 were not repeated in 2004.

Operating Profit and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Operating profit increased by 155.4 percent to HK$235 million (2003: HK$92 million) as sales recovered and margin expanded. Operating margin improved to 12.6 percent in the first half of 2004 from 6.0 percent in 2003. During the same period, EBITDA margin improved to 15.9 percent from 10.7 percent.

Profit Attributable to Shareholders

Profit attributable to shareholders amounted to HK$171 million, growing 171.4 percent from HK$63 million reported for the same period in 2003. Share of profits of associated companies fell sharply by 57.9 percent year-on-year, reflecting the unstable recovery of the Korea retail market. Early signs of improvements have been, however, emerging in Korea since late June. Management expects the Korean market to turnaround in 2005.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Effective tax rate normalized from 33.0 percent in 2003 to 21.4 percent due to increased profit contribution from markets with lower corporate tax rates. The higher than normal effective tax rate recorded in the first half of 2003 was due to proportionately lower contribution from markets with lower tax regimes; which were highly affected by SARS.

Cash Flows

Net cash inflow from operating activities remained at last year's level of HK$148 million. Of the HK$134 million increase in profit before tax, HK$17 million was applied to finance higher levels of inventory, contrasted to HK$87 million decrease in inventory in the same period last year.

Net cash outflow for investing activities was HK$43 million, an increase of HK$35 million over the same period in 2003. Interests received from banks and dividends received from associated companies amounted to HK$9 million. Capital expenditure during the period accounted for HK$53 million of the use of cash for investing activities.

Net cash outflow for financing activities increased to HK$234 million, from HK$220 million in the first half of 2003, a net increase of HK$14 million. In the first half of the year, HK$238 million of dividends were paid to shareholders, compared to HK$209 million paid in the previous same period. During the period, proceeds from the issue of shares was HK$15 million, contrasted to HK$0.5 million in the first half of 2003.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2004, cash and bank balances amounted to HK$714 million (December 31, 2003: HK$850 million), and total liabilities were HK$604 million (December 31, 2003: HK$685 million). At the end of the reporting period, the Group's gearing was 3.8 percent (December 31, 2003: 3.7 percent), based on shareholders' equity of HK$1.75 billion (December 31, 2003: HK$1.80 billion).

As at June 30, 2004, the Group had trade finance and revolving loan facilities amounting to HK$421 million, unchanged from December 31, 2003, of which HK$66 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities on bank guarantees and guarantee notes issued of HK$51 million (December 31, 2003: HK$43 million), which had all been incurred in the normal course of business.

HUMAN RESOURCES

As of June 30, 2004, the Group had approximately 8,400 employees (December 31, 2003: 7,900 employees). Besides offering competitive remuneration packages to the employees, discretionary bonuses and share options may also be granted to the eligible employees based on the Group's and the individual's performance.

During the six months ended June 30, 2004, the Group granted to eligible employees under the share option scheme options to subscribe for 4,600,000 shares. In the same period, 5,082,000 shares were issued upon the exercise of options previously granted.

OUTLOOK

All major markets have fully recovered from the difficult business environment brought about by the SARS epidemic. Comparable period in 2003 was severely affected by SARS. It is worth noting that consolidated turnover and gross profits in the first half of 2004 rose by 5.6 percent and 11.5 percent respectively, when compared against the same period in 2002. With an improved macro environment and consumer sentiment, Management is optimistic with the outlook for the rest of the year.

Management believes the improvement trend in Taiwan is sustainable with more disciplined merchandizing and more responsive inventory management. For the rest of the year, Management will focus on recapturing market share in Taiwan.

Performance is gradually picking up in Korea since the latter part of the second quarter. Judging from its recent recovery trend, Management projects major turnaround in business in 2005.

Store roll-out plan is continuing, in the Kansai area, in Japan. Performance is in-line with expectation. Management is confident that business will turn profitable in 2005, after three years of operating losses.

Refurbishment programs for the existing stores are carrying on. Hence, capital expenditure will remain at a progressive level in the second half of the year.

Last but not least, the Company continues relentlessly to impress customers with its higher quality products season after season, instead of adopting price-cutting strategy common in the industry.

DIVIDENDS

The directors have declared an interim dividend of 4.0 HK cents (2003: 1.5 HK cents) per share and an interim special dividend of 1.5 HK cents (2003: 3.0 HK cents) per share for the year ending December 31, 2004 payable to shareholders on the Register of Members of the Company at the close of business on September 3, 2004. The relevant dividend warrants will be despatched to shareholders on September 10, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from September 1, 2004 to September 3, 2004, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on August 31, 2004.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by the Compensation Committee appointed by the board of directors of the Company, which comprises an executive director, two independent non-executive directors and an independent board advisor.

AUDIT COMMITTEE

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the six months ended June 30, 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

DETAILED RESULTS ANNOUNCEMENT ON STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules which were in force prior to March 31, 2004 will be subsequently published on the website of the Stock Exchange in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises three executive directors, namely, Messrs. Lau Kwok Kuen, Peter, Fung Wing Cheong, Charles and Mah Chuck On, Bernard, and four independent non-executive directors, namely, Messrs. Au Man Chu, Milton, Barry John Buttifant, Kwong Ki Chi and Lee Peng Fei, Allen.

By order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 11, 2004

This announcement can also be accessed through the Internet at the Company's website www.giordano.com.hk.

(2)

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

The Standard Friday, August 13, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 709)

ANNOUNCEMENT

The Board of the Company has noted the recent increase in the trading volume of the shares of the Company and wishes to state that it is not aware of any reasons for such increase except the Company released its interim results for the six months ended June 30, 2004 on August 11, 2004; and the acquisition of 406,000 shares today by Mr. Lau.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Giordano International Limited (the "Company") has noted the recent increase in the trading volume of the shares of the Company and wishes to state that it is not aware of any reasons for such increase except the Company released its interim results for the six months ended June 30, 2004 on August 11, 2004; and the acquisition of 406,000 shares today by Mr. Lau Kwok Kuen, Peter ("Mr. Lau"), the Chairman of the Company, on the market at a price per share ranging from HK$3.975 to HK$4.300, representing an increase of approximately 0.03% of his shareholdings in the Company; before the said acquisition, the number of shares held by Mr. Lau was 12,802,000 representing approximately 0.88% of the issued shares of the Company.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept the responsibility for the accuracy of this statement.

As at the date of this announcement, the board of directors of the Company comprises three executive directors, namely, Messrs. Lau Kwok Kuen, Peter, Fung Wing Cheong, Charles and Mah Chuck On, Bernard, and four independent non-executive directors, namely, Messrs. Au Man Chu, Milton, Barry John Buttifant, Kwong Ki Chi and Lee Peng Fei, Allen.

By order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 12, 2004

(3)

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

GIORDANO

GIORDANO INTERNATIONAL LIMITED
佐 丹 奴 國 際 有 限 公 司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

INTERIM REPORT 2004
二零零四年中期報告

目 錄 CONTENTS

財務摘要 FINANCIAL HIGHLIGHTS

		截至六月三十日止六個月 Six months ended June 30	
		2004	2003
		(未經審核)	(未經審核)
		(Unaudited)	(Unaudited)
經營業績	**OPERATING RESULTS**		
營業額 *(港幣百萬元)*	Turnover *(HK$ million)*	**1,858**	1,527
經營溢利 *(港幣百萬元)*	Operating profit *(HK$ million)*	**235**	92
股東應佔溢利 *(港幣百萬元)*	Profit attributable to shareholders *(HK$ million)*	**171**	63
每股資料	**PER SHARE DATA**		
每股盈利－基本 *(港仙)*	Earnings per share – Basic *(HK cents)*	**11.8**	4.4
每股中期股息 *(港仙)*	Interim dividend per share *(HK cents)*	**4.0**	1.5
每股中期特別股息 *(港仙)*	Interim special dividend per share *(HK cents)*	**1.5**	3.0
財務比率	**FINANCIAL RATIOS**		
存貨對銷售之流轉比率 *(天)*	Inventory turnover on sales *(days)*	**23**	20
平均總資產回報率	Return on average total assets	**6.9%**	2.7%
平均股東資金回報率	Return on average shareholders' funds	**9.6%**	3.7%
銷售回報率	Return on sales	**9.2%**	4.1%

未經審核中期業績

佐丹奴國際有限公司(「本公司」)董事會欣然宣布本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月未經審核之綜合業績，連同比較數字及經選擇說明附註如下：

UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004 along with comparative figures for the corresponding period and selected explanatory notes are as follows:

簡明綜合損益表

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

(除每股盈利外，以港幣百萬元為單位)	*(In HK$ millions, except earnings per share)*	附註 Note	截至六月三十日止六個月 Six months ended June 30 2004 (未經審核) (Unaudited)	2003 (未經審核) (Unaudited)
營業額	Turnover	2	**$1,858**	$1,527
銷售成本	Cost of sales		**(929)**	(817)
毛利	Gross profit		**929**	710
其他收益	Other revenue		**44**	40
分銷、管理及其他經營費用	Distribution, administrative and other operating expenses		**(738)**	(658)
經營溢利	Operating profit	2, 3	**235**	92
融資費用	Finance expense	4	**–**	(2)
應佔聯營公司溢利	Share of profits of associated companies		**8**	19
除税前溢利	Profit before taxation		**243**	109
税項	Taxation	5	**(52)**	(36)
除税後溢利	Profit after taxation		**191**	73
少數股東權益	Minority interests		**(20)**	(10)
股東應佔溢利	Profit attributable to shareholders		**$ 171**	$ 63
股息	Dividends	6(a)	**$ 80**	$ 65
每股盈利	Earnings per share	7		
基本	Basic		**11.8¢**	4.4¢
攤薄	Diluted		**11.7¢**	4.4¢

簡明綜合資產負債表 CONDENSED CONSOLIDATED BALANCE SHEET

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	六月三十日 June 30 2004 (未經審核) (Unaudited)	十二月三十一日 December 31 2003 (經審核) (Audited)
資產	**ASSETS**			
非流動資產	**Non-current assets**			
固定資產	Fixed assets	8	**$ 580**	$ 580
聯營公司權益	Interest in associated companies		**266**	257
租賃訂金及預付款項	Rental deposit and prepayment		**182**	184
遞延税項資產	Deferred tax assets	12	**15**	15
			1,043	1,036
流動資產	**Current assets**			
存貨	Inventories		**239**	222
應收賬款	Trade receivables	9	**140**	171
其他應收款、訂金及預付款項	Other receivables, deposits and prepayments		**296**	276
現金及銀行結存	Cash and bank balances	13	**714**	850
			1,389	1,519
總資產	**Total assets**		**$2,432**	$2,555
權益及負債	**EQUITY AND LIABILITIES**			
股本及儲備	**Capital and reserves**			
股本	Share capital	10	**$ 72**	$ 72
儲備	Reserves		**1,599**	1,489
擬派股息	Proposed dividends	6	**80**	238
			1,751	1,799
少數股東權益	Minority interests		**77**	71
非流動負債	**Non-current liabilities**			
遞延税項負債	Deferred tax liabilities	12	**77**	77
流動負債	**Current liabilities**			
應付賬款	Trade payables	11	**209**	300
其他應付款及應付費用	Other payables and accruals		**208**	189
銀行貸款及透支	Bank loans and overdrafts	13	**66**	66
税項	Taxation		**44**	53
			527	608
總權益及負債	**Total equity and liabilities**		**$2,432**	$2,555

簡明綜合現金流量表 CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	截至六月三十日止六個月 Six months ended June 30 2004 (未經審核) (Unaudited)	2003 (未經審核) (Unaudited)
經營業務之現金流入淨額	Net cash inflow from operating activities		**$148**	$148
投資業務之現金流出淨額	Net cash outflow from investing activities		**(43)**	(8)
融資業務之現金流出淨額	Net cash outflow from financing activities		**(234)**	(220)
現金及現金等值之減少	Decrease in cash and cash equivalents		**(129)**	(80)
於一月一日之現金及現金等值結存	Cash and cash equivalents at January 1		**777**	611
外幣匯率變動之影響	Effect of foreign exchange rate changes		**(8)**	3
於六月三十日之現金及現金等值結存	Cash and cash equivalents at June 30	13	**$640**	$534

簡明綜合權益變動表 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(未經審核) (以港幣百萬元為單位)	(Unaudited) *(In HK$ millions)*	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零四年一月一日	At January 1, 2004	$72	$383	$3	$466	$(88)	$126	$837	$1,799
期內溢利	Profit for the period	-	-	-	-	-	-	171	171
根據購股權計劃而發行之股份	Issue of shares under share option schemes	-	-	-	15	-	-	-	15
二零零三年末期及特別股息 *(附註6(b))*	2003 final and special dividends *(Note 6(b))*	-	-	-	-	-	-	(238)	(238)
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	3	-	-	3
遞延稅項負債淨額之撥備	Provided for net deferred tax liabilities	-	-	-	-	1	-	-	1
於二零零四年六月三十日	**At June 30, 2004**	**$72**	**$383**	**$3**	**$481**	**$(84)**	**$126**	**$770**	**$1,751**

二零零三年之中期對比數字如下：

The comparative figures for 2003 interim period are set out as follows:

(未經審核) (以港幣百萬元為單位)	(Unaudited) *(In HK$ millions)*	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零三年一月一日	At January 1, 2003	$72	$383	$3	$463	$(98)	$126	$845	$1,794
期內溢利	Profit for the period	-	-	-	-	-	-	63	63
二零零二年末期及特別股息 *(附註6(b))*	2002 final and special dividends *(Note 6(b))*	-	-	-	-	-	-	(209)	(209)
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	8	-	-	8
遞延稅項負債淨額之撥備	*Provided for net deferred* tax liabilities	-	-	-	-	(2)	-	-	(2)
於二零零三年六月三十日	**At June 30, 2003**	**$72**	**$383**	**$3**	**$463**	**$(92)**	**$126**	**$699**	**$1,654**

簡明財務報表附註

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. 主要會計政策

此未經審核之簡明綜合中期財務報表乃按照香港會計師公會頒布之香港會計實務準則第二十五號「中期財務報告」而編製。

此簡明中期財務報表須與二零零三年年度財務報表一併閱讀。

編製此簡明中期財務報表所採用之會計政策及計算方法與編製截至二零零三年十二月三十一日止年度之財務報表所用相同。

1. Principal accounting policies

These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

These condensed interim financial statements should be read in conjunction with the 2003 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2003.

2. 營業額及分部資料

按照業務分部劃分，本集團之營業額及經營溢利之分析如下:

2. Turnover and segment information

An analysis of the Group's turnover and operating profit by business segments is as follows:

		截至六月三十日止六個月 Six months ended June 30			
		2004		2003	
(以港幣百萬元為單位)	*(In HK$ millions)*	**營業額 Turnover**	**經營溢利 Operating profit**	營業額 Turnover	經營溢利 Operating profit
零售及分銷業務	Retail and Distribution	**$1,739**	**$200**	$1,452	$64
製衣業務	Manufacturing	**405**	**34**	301	26
其他業務	Other operation	**–**	**1**	–	2
減：分部間銷售	Less: Inter-segment sales	**(286)**	**–**	(226)	–
		$1,858	**$235**	$1,527	$92

按照地區分部劃分，本集團之營業額如下：

The geographical segments of the Group's turnover are as follows:

		截至六月三十日止六個月 Six months ended June 30	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003
中國大陸	Mainland China	**$ 424**	$ 365
香港	Hong Kong	**396**	316
台灣	Taiwan	**341**	281
新加坡	Singapore	**197**	155
日本	Japan	**85**	70
韓國	Korea	**73**	92
其他地區	Other territories	**342**	248
		$1,858	$1,527

3. 經營溢利 / 3. Operating profit

經營溢利已扣除下列各項：

The operating profit is stated after charging:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2004	2003
自置固定資產折舊	Depreciation of owned fixed assets	**$52**	$51
融資租賃之固定資產折舊	Depreciation of fixed assets held under finance leases	**–**	2
出售固定資產之淨虧損	Net loss on disposal of fixed assets	**1**	3

4. 融資費用 / 4. Finance expense

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2004	2003
融資租賃之利息	Interest element of finance leases	**$–**	$2

5. 稅項

香港利得稅截至二零零四年六月三十日止六個月之估計應課稅溢利按百分之十七點五(二零零三年:百分之十七點五)之稅率計算。海外稅項按個別司法地區適用之稅率計算。

5. Taxation

Hong Kong profits tax is calculated at the rate of 17.5 percent (2003: 17.5 percent) on the estimated assessable profits for the six months ended June 30, 2004. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2004	2003
公司及附屬公司:	**Company and subsidiaries:**		
所得稅項	**Income tax**		
本期間所得稅項	Current income tax		
– 香港利得稅	– Hong Kong profits tax	**$15**	$ 6
– 海外稅項	– Overseas taxation	**31**	16
過往期間準備不足/(剩餘)	Under/(over) provision in previous period		
– 香港利得稅	– Hong Kong profits tax	**(1)**	(1)
– 海外稅項	– Overseas taxation	**1**	2
		46	23
扣繳稅項	**Withholding tax**	**2**	3
遞延稅項	**Deferred tax**		
關於短暫性差異之衍生及撥回	Relating to the origination and reversal of temporary differences	**3**	4
聯營公司:	***Associated companies:***		
海外稅項	Overseas taxation	**1**	6
稅項支出	Taxation charge	**$52**	$36

本集團現正與台灣稅局申辯有關本集團在台灣之若干銷售之稅項處理。預期此申辯不會對本集團之財務狀況有重大影響。

The Group has a dispute with the tax authority in Taiwan with respect to tax treatment on certain of the Group's sales in Taiwan. The dispute is not expected to have any material impact on the financial position of the Group.

6. 股息 / 6. Dividends

(a) 中期結算日後宣布派發之中期股息：

(a) Interim dividends declared after the balance sheet date of the interim period:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2004	2003
二零零四年中期股息 每股港幣四仙 (二零零三年：每股港幣一點五仙)	2004 interim dividend of 4.0 HK cents (2003: 1.5 HK cents) per share	**$58**	$22
二零零四年中期特別股息 每股港幣一點五仙 (二零零三年：每股港幣三仙)	2004 interim special dividend of 1.5 HK cents (2003: 3.0 HK cents) per share	**22**	43
		$80	$65

於中期結算日後宣布派發之股息，在結算當日並無確認為負債。

The dividends declared after the balance sheet date of the interim period have not been recognized as a liability at the balance sheet date.

(b) 於中期結算期內通過及支付有關上一年度之末期股息：

(b) Final dividends in respect of the previous financial year, approved and paid during the interim period:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2004	2003
已派發二零零三年末期股息 每股港幣四點五仙 (二零零二年：每股港幣四點五仙)	2003 final dividend, paid, of 4.5 HK cents (2002: 4.5 HK cents) per share	**$ 65**	$ 65
已派發二零零三年末期特別股息 每股港幣一角二仙 (二零零二年：每股港幣一角)	2003 final special dividend, paid, of 12.0 HK cents (2002: 10.0 HK cents) per share	**173**	144
		$238	$209

7. 每股盈利

每股基本及攤薄盈利乃按期內股東應佔綜合溢利港幣一億七千一百萬元(二零零三年：港幣六千三百萬元)計算。

每股基本盈利乃按於截至二零零四年六月三十日止六個月內已發行股份之加權平均股數十四億四千四百九十一萬零八百七十五股(二零零三年：十四億四千零六十七萬零二股)計算。

每股攤薄盈利乃按十四億四千四百九十一萬零八百七十五股(二零零三年：十四億四千零六十七萬零二股)，即於截至二零零四年六月三十日止六個月內已發行股份之加權平均股數，加上假設根據本公司購股權計劃授出之所有未行使購股權皆已行使而發行之股份之加權平均股數一千八百九十二萬九千七百四十一股(二零零三年：二百八十八萬九千二百八十七股)計算。

7. Earnings per share

The calculation of basic and diluted earnings per share is based on the consolidated profit attributable to shareholders for the period of HK$171 million (2003: HK$63 million).

The basic earnings per share is based on the weighted average of 1,444,910,875 shares (2003: 1,440,670,002 shares) in issue during the six months ended June 30, 2004.

The diluted earnings per share is based on 1,444,910,875 shares (2003: 1,440,670,002 shares) which is the weighted average number of shares in issue during the six months ended June 30, 2004 plus the weighted average of 18,929,741 shares (2003: 2,889,287 shares) deemed to be issued if all outstanding share options granted under the share option schemes of the Company had been exercised.

8. 固定資產 / 8. Fixed assets

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2004**	十二月三十一日 December 31 2003
期初之賬面淨值	Opening net book value	**$580**	$623
換算差額	Translation difference	**–**	8
添置	Additions	**53**	62
出售	Disposals	**(1)**	(10)
折舊	Depreciation	**(52)**	(103)
期末之賬面淨值	Closing net book value	**$580**	$580

9. 應收賬款 / 9. Trade receivables

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均六十天信貸期。

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

以下為應收貿易賬款之賬齡分析：

The ageing analysis of trade debtors is as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2004**	十二月三十一日 December 31 2003
零至三十天	0 – 30 days	**$117**	$121
三十一至六十天	31 – 60 days	**13**	41
六十一至九十天	61 – 90 days	**5**	6
逾九十天	Over 90 days	**5**	3
合計	Total	**$140**	$171

10. 股本 / 10. Share capital

(除股份數目外，以港幣百萬元為單位)	(In HK$ millions, except number of shares)	股份數目 Number of shares	普通股 Ordinary shares
於二零零四年一月一日	At January 1, 2004	1,442,198,518	$72
因行使購股權而發行股份	Issue of shares pursuant to exercise of share options	5,082,000	-
於二零零四年六月三十日	At June 30, 2004	1,447,280,518	$72

11. 應付賬款 / 11. Trade Payables

以下為應付貿易賬款之賬齡分析：

The ageing analysis of trade creditors is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 **June 30 2004**	十二月三十一日 December 31 2003
零至三十天	0 – 30 days	**$169**	$209
三十一至六十天	31 – 60 days	**31**	52
六十一至九十天	61 – 90 days	**6**	17
逾九十天	Over 90 days	**3**	22
合計	Total	**$209**	$300

12. 遞延稅項

遞延稅項採用負債法就短暫性差異按基本稅率百分之十七點五作全數撥備(二零零三年：百分之十七點五)。

於期內，本集團的遞延稅項(資產)/負債之變動如下：

12. Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003:17.5%).

The movement in the Group's deferred tax (assets)/liabilities during the period is as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2004**	十二月三十一日 December 31 2003
期初結餘	Opening balance	**$62**	$69
於損益表中列支/(計入)	Charged/(credited) to profit and loss account	**3**	(8)
於權益中(計入)/列支	(Credited)/charged to equity	**(1)**	3
撥回扣繳稅項之短暫性差異	Reversal of temporary difference on withholding tax	**(2)**	(2)
期末結餘	Closing balance	**$62**	$62

於權益中(計入)/列支的遞延稅項內包含長期貸款予一附屬公司之未實現外匯兌換收益而引致之稅項。

The deferred taxation (credited)/charged to equity comprised the tax on the unrealized exchange gain of a long-term loan to a subsidiary company.

於簡明綜合資產負債表內列賬之金額如下：

The amounts shown in the condensed consolidated balance sheet include:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2004**	十二月三十一日 December 31 2003
遞延稅項資產	Deferred tax assets	**$(15)**	$(15)
遞延稅項負債	Deferred tax liabilities	**77**	77
		$ 62	$ 62

13. 現金及現金等值結存分析

13. Analysis of balances of cash and cash equivalents

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 June 30 2004	2003
現金及銀行結存	Cash and bank balances	**$714**	$596
減：存款日起三個月以上到期之銀行定期存款	Deduct: Bank deposits with maturity over three months from date of deposits	**(8)**	(6)
		706	590
銀行貸款	Bank loans	**(66)**	(56)
淨現金及現金等值	Net cash and cash equivalents	**$640**	$534

14. 總資產扣除流動負債及淨流動資產

本集團於二零零四年六月三十日及二零零三年十二月三十一日之總資產扣除流動負債分別為港幣十九億零五百萬元及港幣十九億四千七百萬元。本集團於二零零四年六月三十日及二零零三年十二月三十一日之淨流動資產(即流動資產扣除流動負債)分別為港幣八億六千二百萬元及港幣九億一千一百萬元。

14. Total assets less current liabilities and net current assets

The Group's total assets less current liabilities amounted to HK$1,905 million and HK$1,947 million at June 30, 2004 and December 31, 2003 respectively. The Group's net current assets, defined as current assets less current liabilities, amounted to HK$862 million and HK$911 million at June 30, 2004 and December 31, 2003 respectively.

15. 承擔

(a) 經營租賃之承擔

於二零零四年六月三十日，本集團就零售店舖、辦公室、工廠及貨倉之不可撤銷之經營租賃所需支付之最低租賃承擔如下：

於下列期間屆滿之經營租賃：

15. Commitments

(a) Commitments under operating leases

At June 30, 2004, the Group had future aggregate minimum commitments under non-cancelable operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 June 30 2004	十二月三十一日 December 31 2003
一年內	Within one year	**$423**	$402
一年後但五年內	After one year but within five years	**503**	466
五年以上	Over five years	**5**	7
		$931	$875

若干門市之經營租賃租金根據以最低保證租金或以銷售額計算之租金(以較高者為準)。上述承擔乃按最低保證租金計算。

The operating lease rentals of certain outlets are based on the higher of a minimum guaranteed rental or a sales level based rental. The minimum guaranteed rental has been used to arrive at the above commitments.

(b) 資本承擔

於二零零四年六月三十日，本集團有以下之資本承擔：

(b) Capital commitments

At June 30, 2004, the Group had the following capital commitments:

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 June 30 2004	十二月三十一日 December 31 2003
已簽約但未撥備	Contracted but not provided for	**$2**	–

16. 或然負債

於二零零四年六月三十日，本集團有以下並無包括在財務報表內之或然負債：

16. *Contingent liabilities*

At June 30, 2004, the Group had contingent liabilities not included in the financial statements in respect of the following:

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 June 30 2004	十二月三十一日 December 31 2003
代替租賃及水電按金之銀行擔保	Bank guarantees in lieu of rental and utility deposits	**$ 9**	$ 9
已發出之保證票據	Guarantee notes issued	**42**	34
		$51	$43

管理層之論述及分析

MANAGEMENT'S DISCUSSION AND ANALYSIS

經營業績

RESULTS OF OPERATIONS

營業額

Turnover

本集團於本年度首六個月之總營業額為港幣十八億六千萬元(二零零三年:港幣十五億三千萬元),比對去年同期上升百分之二十一點七。

The Group's total turnover for the first six months of the year was HK$1.86 billion (2003: HK$1.53 billion), an increase of 21.7 percent year-on-year.

於期間內,零售及分銷部門之營業額為港幣十七億四千萬元(二零零三年:港幣十四億五千萬元),較去年同期大幅增長百分之十九點八。整體可比較門市之銷售額上升百分之十五點三,而可比較門市之毛利則較過往同期間增長百分之二十點五。本集團之存貨相對銷售之流轉比率為二十三天(二零零三年:二十天)。

During the period, turnover of the Retail and Distribution Division amounted to HK$1.74 billion (2003: HK$1.45 billion), surging 19.8 percent year-on-year. Comparable store sales rose 15.3 percent, while comparable store gross profit grew 20.5 percent over the previous same period. The Group's inventory turnover on sales was 23 days (2003: 20 days).

下表顯示本集團按地區劃分之銷售及分銷營業額。所有主要市場,即中國大陸、香港、台灣及新加坡之營業額比對去年同期均錄得雙位數字之增長,主要是由於二零零三年第二季爆發嚴重急性呼吸系統綜合症(「非典型肺炎」),以致比較基準偏低。

The following table shows the Group's Retail and Distribution turnover by region. All key markets, namely Mainland China, Hong Kong, Taiwan and Singapore, registered double-digit year-on-year turnover growth due to low comparison bases resulted from the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in the second quarter of 2003.

零售及分銷部門

Retail and Distribution Division

		截至六月三十日止六個月 Six months ended June 30		百分比轉變 Percentage
(以港幣百萬元為單位)	*(In HK$ millions)*	**2004**	2003	change
中國大陸	Mainland China	**$ 420**	$ 363	15.7%
香港	Hong Kong	**384**	316	21.5%
台灣	Taiwan	**341**	281	21.4%
新加坡	Singapore	**195**	155	25.8%
其他市場及分銷銷售額	Other Markets & Distribution Sales	**399**	337	18.4%
合計	**Total**	**$1,739**	$1,452	19.8%

中國大陸之營業額比對去年同期增加百分之十五點七至港幣四億二千萬元(二零零三年:港幣三億六千三百萬元)。業內競爭依然激烈。本集團將繼續建立品牌形象,並致力在市場上突顯本集團品牌。本集團在上海之一萬八千平方呎旗艦店經過兩個月之翻新工程後,已於四月底重新開業,而旗艦店之表現亦符合管理層的預期。

Turnover in Mainland China increased 15.7 percent year-on-year to HK$420 million (2003: HK$363 million). Competition remained intense. The Group will continue building brand image and better distinguishing our brands in the marketplace. Our 18,000 square feet Shanghai flagship store re-opened in late April after two months of refurbishment. Performance of the flagship store is in line with Management's expectation.

香港之零售銷售額比對去年同期上升百分之二十一點五至港幣三億八千四百萬元（二零零三年：港幣三億一千六百萬元）。銷售額改善主要由於非典型肺炎疫情過後旅客回流以及放寬中國內地旅客個人遊計劃，令消費意欲重燃。然而，就現階段而言，本集團因更多內地旅客到港旅遊而獲得之直接得益仍屬輕微。

Retail sales in Hong Kong rose 21.5 percent year-on-year to HK$384 million (2003: HK$316 million). Sales improvement was largely helped by recovery of consumer sentiment with the return of tourists after the SARS outbreak and the relaxed individual travel scheme for the Mainland Chinese tourists. However, direct benefit from higher tourist arrival from the Mainland is still mild at this stage.

台灣的零售銷售額為港幣三億四千一百萬元，比對過往同期間之港幣二億八千一百萬元增加百分之二十一點四。於二零零三年財政年度下半年之表現復蘇跡象得以持續。儘管消費意欲在三月底及四月初總統選舉後短暫受到沖擊，然而銷售動力迅即於五月恢復。

Taiwan's retail sales amounted to HK$341 million, increased 21.4 percent from HK$281 million recorded in the previous same period. Performance recovery seen in the second half of fiscal year 2003 was sustainable. Despite a brief disruption in consumer sentiment after the presidential election in late March and early April, sales momentum resumed quickly in May.

新加坡之零售銷售額由二零零三年上半年之港幣一億五千五百萬元增加至港幣一億九千五百萬元，比對去年同期上升百分之二十五點八。除了受二零零三年內因非典型肺炎疫情引致之低基準影響外，銷售額改善亦歸功於實施較佳之採購及存貨控制。

Retail sales in Singapore increased to HK$195 million, from HK$155 million in the first half of 2003, up 25.8 percent year-on-year. Besides the low-base effect due to SARS in 2003, sales improved on the back of better merchandizing and inventory control.

至於澳洲、馬來西亞、印尼、泰國及日本等地之銷售增長保持強勁。總銷售額比對過往同期間激增百分之三十五點九。

Sales growth in Australia, Malaysia, Indonesia, Thailand and Japan remained strong. Aggregate sales soared 35.9 percent year-on-year.

全線業務有所改善，主要有賴於非典型肺炎疫情過後營商環境復蘇所致。*Giordano*主系列及*Giordano Junior*之零售及批發營業額為港幣十五億一千萬元，較過往期間的港幣十二億九千萬元上升百分之十七點一。*Giordano Ladies*之營業額攀升百分之三十四點五至港幣七千四百萬元（二零零三年：港幣五千五百萬元）。*Bluestar Exchange*之營業額急升百分之四十點七至港幣一億五千二百萬元，而二零零三年則為港幣一億零八百萬元。

Business of all Lines improved mainly on the back of recovered business environment from the SARS outbreak. Retail and wholesale turnover of *Giordano* core line and *Giordano Junior* amounted to HK$1.51 billion, up 17.1 percent from last period's HK$1.29 billion. Turnover of *Giordano Ladies* escalated 34.5 percent to HK$74 million (2003: HK$55 million). *Bluestar Exchange*'s turnover surged 40.7 percent to HK$152 million, compared to HK$108 million in 2003.

製衣部門

製衣部門之營業額(包括分部間之銷售)激增百分之三十四點六至港幣四億零五百萬元(二零零三年:港幣三億零一百萬元)。對外之銷售額為港幣一億一千九百萬元,較二零零三年錄得之港幣七千五百萬元上升百分之五十八點七。而對內之銷售額佔分部銷售額百分之七十點六(二零零三年:百分之七十五點一)。為求擴闊客戶基礎,本集團於本年度上半年成功爭取得多個美國及歐洲之新客戶。經擴闊之客戶基礎亦減低了對日本市場之依賴。製衣部門於本集團之經營溢利為港幣三千四百萬元(二零零三年:港幣二千六百萬元),佔本集團之綜合經營溢利百分之十四點五(二零零三年:百分之二十八點三)。

Manufacturing Division

Turnover of the Manufacturing Division, including intra-group sales, jumped 34.6 percent to HK$405 million (2003: HK$301 million). Sales to outsiders were HK$119 million, up 58.7 percent from HK$75 million recorded in 2003. Sales to Group companies constituted 70.6 percent of divisional sales (2003: 75.1 percent). In a bid to diversify its customer base, a number of new clients from the United States and Europe were secured in the first half of the year. The broadened customer base also reduces its reliance on the Japanese market. The Manufacturing Division contributed HK$34 million (2003: HK$26 million) to the Group's operating profit, representing 14.5 percent (2003: 28.3 percent) of the Group's consolidated operating profit.

毛利率

於本年度上半年,本集團之毛利率為百分之五十,比對二零零三年同期之百分之四十六點五上升三點五個百分點。由於銷售額及毛利率有所增長,於本年度首六個月之毛利上升百分之三十點八至港幣九億二千九百萬元(二零零三年:港幣七億一千萬元)。

於期間內,零售及分銷部門之毛利率較去年同期改善四點五個百分點;而製衣部門之毛利率則較去年輕微增長零點七個百分點。零售及分銷部門之毛利率改善,反映市場對本集團持續進行之重新定位反應理想以及審慎存貨管理奏效。

Gross Margins

During the first half of the year, the Group achieved gross margin of 50.0 percent, up 3.5 percentage points compared to 46.5 percent in the same period in 2003. On the back of sales and gross margin advancement, gross profits for the first six months of the year rose 30.8 percent to HK$929 million (2003: HK$710 million).

During the period, gross margin of the Retail and Distribution Division improved 4.5 percentage points year-on-year; while that of the Manufacturing Division edged up slightly by 0.7 percentage point from last year's level. Improvement in Retail and Distribution Division's gross margin reflected a favorable response to the Group's continued repositioning efforts, as well as prudent inventory management.

經營開支

經營開支比對去年同期增加百分之十二點二至港幣七億三千八百萬元(二零零三年:港幣六億五千八百萬元)。經營開支之增加,主要由於擴充零售舖面面積及較高之營業額掛鈎租金以致租金及店員成本增加所致;此外,亦由於在二零零三年內實行之若干一次性削減成本措施並無於二零零四年再實行。

Operating Expenses

Operating expenses increased 12.2 percent year-on-year to HK$738 million (2003: HK$658 million). Higher operating expenses were largely due to increase in rental and shop staff costs; mainly resulted from retail space expansion and higher turnover based rents. In addition, certain one-off cost-cutting measures in 2003 were not repeated in 2004.

經營溢利及未計利息、稅項、折舊及攤銷費用之盈利(EBITDA)

由於銷售額回復舊觀及利潤率擴大，經營溢利增加百分之一百五十五點四至港幣二億三千五百萬元(二零零三年：港幣九千二百萬元)。二零零四年上半年之經營溢利較二零零三年的百分之六提高至百分之十二點六。同期EBITDA之利潤率由百分之十點七增長至百分之十五點九。

Operating Profit and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Operating profit increased by 155.4 percent to HK$235 million (2003: HK$92 million) as sales recovered and margin expanded. Operating margin improved to 12.6 percent in the first half of 2004 from 6.0 percent in 2003. During the same period, EBITDA margin improved to 15.9 percent from 10.7 percent.

股東應佔溢利

股東應佔溢利為港幣一億七千一百萬元，較二零零三年同期呈報之港幣六千三百萬元增長百分之一百七十一點四。本集團可佔聯營公司之溢利比對去年同期銳減百分之五十七點九，反映韓國零售市場之復蘇情況並不穩定。然而，韓國市場已自六月底開始出現復蘇之初期徵象。管理層預期韓國市場將於二零零五年好轉。

實際稅率由二零零三年之百分之三十三回復至正常水平之百分之二十一點四，出現較低稅率之原因是由於較低利得稅率的地區對本集團溢利貢獻增加所致。二零零三年錄得之實際稅率較正常為高，原因是較低稅制之市場受到非典型肺炎疫情的嚴重影響，以致對本集團之貢獻相對較低。

Profit Attributable to Shareholders

Profit attributable to shareholders amounted to HK$171 million, growing 171.4 percent from HK$63 million reported for the same period in 2003. Share of profits of associated companies fell sharply by 57.9 percent year-on-year, reflecting the unstable recovery of the Korea retail market. Early signs of improvements have been, however, emerging in Korea since late June. Management expects the Korean market to turnaround in 2005.

Effective tax rate normalized from 33.0 percent in 2003 to 21.4 percent due to increased profit contribution from markets with lower corporate tax rates. The higher than normal effective tax rate recorded in the first half of 2003 was due to proportionately lower contribution from markets with lower tax regimes; which were highly affected by SARS.

現金流量

經營業務之現金流入淨額維持於去年之水平港幣一億四千八百萬元。雖然除稅前溢利比去年增加港幣一億三千四百萬元，但港幣一千七百萬元已用作維持較大量之存貨，比對去年同期，存貨額則減少港幣八千七百萬元。

投資業務之現金流出淨額為港幣四千三百萬元，較二零零三年同期增加港幣三千五百萬元。源自銀行之利息及自聯營公司收取之股息為港幣九百萬元。於期間內，資本開支佔投資業務所用現金之港幣五千三百萬元。

融資業務之現金流出淨額由二零零三年上半年之港幣二億二千萬元增加至港幣二億三千四百萬元，淨增加港幣一千四百萬元。在本年度上半年，本集團向股東派付股息為港幣二億三千八百萬元，而過往同期間則支付股息港幣二億零九百萬元。期內因發行股份而集得款項港幣一千五百萬元，而於二零零三年上半年則為港幣五十萬元。

Cash Flows

Net cash inflow from operating activities remained at last year's level of HK$148 million. Of the HK$134 million increase in profit before tax, HK$17 million was applied to finance higher levels of inventory, contrasted to HK$87 million decrease in inventory in the same period last year.

Net cash outflow for investing activities was HK$43 million, an increase of HK$35 million over the same period in 2003. Interests received from banks and dividends received from associated companies amounted to HK$9 million. Capital expenditure during the period accounted for HK$53 million of the use of cash for investing activities.

Net cash outflow for financing activities increased to HK$234 million, from HK$220 million in the first half of 2003, a net increase of HK$14 million. In the first half of the year, HK$238 million of dividends were paid to shareholders, compared to HK$209 million paid in the previous same period. During the period, proceeds from the issue of shares was HK$15 million, contrasted to HK$0.5 million in the first half of 2003.

財務狀況

流動現金及資金來源

於二零零四年六月三十日，現金及銀行結餘為港幣七億一千四百萬元（二零零三年十二月三十一日：港幣八億五千萬元），而總負債為港幣六億零四百萬元（二零零三年十二月三十一日：港幣六億八千五百萬元）。於呈報期間末，以股東權益港幣十七億五千萬元（二零零三年十二月三十一日：港幣十八億元）而計算之本集團資本負債率為百分之三點八（二零零三年十二月三十一日：百分之三點七）。

於二零零四年六月三十日，本集團之貿易融資及循環貸款額為港幣四億二千一百萬元，與二零零三年十二月三十一日相同，其中港幣六千六百萬元循環貸款已提取而尚未償還。本集團亦有銀行擔保及保證票據之或然負債為港幣五千一百萬元（二零零三年十二月三十一日：港幣四千三百萬元），所有該等款項乃於日常業務運作中產生。

人力資源

於二零零四年六月三十日，本集團約有八千四百名僱員（二零零三年十二月三十一日：七千九百名僱員）。本集團除了向僱員提供具競爭性薪酬福利組合外，亦會按本集團業績及個別僱員表現，向合資格僱員授予酌情花紅及購股權。

於截至二零零四年六月三十日止六個月內，本集團根據購股權計劃向合資格僱員授出購股權以認購四百六十萬股股份，而於期間內，本集團因先前授出之購股權被行使而發行五百零八萬二千股股份。

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2004, cash and bank balances amounted to HK$714 million (December 31, 2003: HK$850 million), and total liabilities were HK$604 million (December 31, 2003: HK$685 million). At the end of the reporting period, the Group's gearing was 3.8 percent (December 31, 2003: 3.7 percent) based on shareholders' equity of HK$1.75 billion (December 31, 2003: HK$1.80 billion).

As at June 30, 2004, the Group had trade finance and revolving loan facilities amounting to HK$421 million, unchanged from December 31, 2003, of which HK$66 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities on bank guarantees and guarantee notes issued of HK$51 million (December 31, 2003: HK$43 million), which had all been incurred in the normal course of business.

HUMAN RESOURCES

As of June 30, 2004, the Group had approximately 8,400 employees (December 31, 2003: 7,900 employees). Besides offering competitive remuneration packages to the employees, discretionary bonuses and share options may also be granted to the eligible employees based on the Group's and the individual's performance.

During the six months ended June 30, 2004, the Group granted to eligible employees under the share option scheme options to subscribe for 4,600,000 shares. In the same period, 5,082,000 shares were issued upon the exercise of options previously granted.

展望

所有主要市場已自非典型肺炎疫情所造成之困難營商環境完全復蘇過來。二零零三年同期則受到非典型肺炎疫情之嚴重影響，惟值得注意的是，二零零四年上半年之綜合營業額及毛利比對二零零二年同期分別上升百分之五點六及百分之十一點五。隨著宏觀經濟環境及消費意欲改善，管理層對本年度餘下期間之前景感到樂觀。

管理層相信，憑藉更嚴謹的採購模式及快速應變的存貨管理方式，台灣市場取得的改善將得以持續。在本年度餘下期間，管理層將專注重新爭取台灣市場之佔有率。

韓國市場之表現自第二季度下旬已逐漸重上軌道。由其最近之復蘇趨勢可見，管理層預測業務將於二零零五年見好轉。

在日本關西地區開設店鋪之計劃繼續進行，而表現亦與預期相符。在連續三年出現經營虧損後，管理層有信心業務將於二零零五年轉虧為盈。

現有店鋪之翻新計劃正在進行。因此，本年度下半年之資本開支將維持於上升水平。

最後，本公司仍然會不斷努力，竭力藉著每季推出之高質素產品加深客戶對本集團品牌之認同，而不會跟隨業內慣常採納之割價傾銷策略。

OUTLOOK

All major markets have fully recovered from the difficult business environment brought about by the SARS epidemic. Comparable period in 2003 was severely affected by SARS. It is worth noting that consolidated turnover and gross profit in the first half of 2004 rose by 5.6 percent and 11.5 percent respectively, when compared against the same period in 2002. With an improved macro environment and consumer sentiment, Management is optimistic with the outlook for the rest of the year.

Management believes the improvement trend in Taiwan is sustainable with more disciplined merchandizing and more responsive inventory management. For the rest of the year, Management will focus on recapturing market share in Taiwan.

Performance is gradually picking up in Korea since the latter part of the second quarter. Judging from its recent recovery trend, Management projects major turnaround in business in 2005.

Store roll-out plan is continuing, in the Kansai area, in Japan. Performance is in-line with expectation. Management is confident that business will turn profitable in 2005, after three years of operating losses.

Refurbishment programs for the existing stores are carrying on. Hence, capital expenditure will remain at a progressive level in the second half of the year.

Last but not least, the Company continues relentlessly to impress customers with its higher quality products season after season, instead of adopting price-cutting strategy common in the industry.

其他資料

股息

董事會宣布向於二零零四年九月三日辦公時間結束時，名列本公司股東名冊之股東派發截至二零零四年十二月三十一日止年度之中期股息每股港幣四仙（二零零三年：每股港幣一點五仙）及中期特別股息每股港幣一點五仙（二零零三年：每股港幣三仙）。有關之股息單將於二零零四年九月十日寄予股東。

暫停辦理股份過戶登記

本公司將由二零零四年九月一日至二零零四年九月三日（首尾兩天包括在內）暫停辦理股份過戶登記手續。為確保獲派中期及中期特別股息，所有過戶文件連同有關股票最遲須於二零零四年八月三十一日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，辦理登記手續。

董事權益

於二零零四年六月三十日，根據證券及期貨條例（「該條例」）第XV部第七及第八分部已知會本公司，並已依據該條例第三百五十二條記錄於本公司存置之登記冊內；或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）內之上市公司董事進行證券交易的標準守則已知會本公司，有關本公司董事及行政總裁擁有本公司或其任何相關法團（按該條例第XV部之涵義）之股份、相關股份及債權證之權益或淡倉（包括根據該條例之該等條文任何該等董事及行政總裁擁有或被視作擁有之權益或淡倉）如下：

OTHER INFORMATION

Dividends

The directors have declared an interim dividend of 4.0 HK cents (2003: 1.5 HK cents) per share and an interim special dividend of 1.5 HK cents (2003: 3.0 HK cents) per share for the year ending December 31, 2004 payable to shareholders on the Register of Members of the Company at the close of business on September 3, 2004. The relevant dividend warrants will be despatched to shareholders on September 10, 2004.

Closure of Register of Members

The Register of Members of the Company will be closed from September 1, 2004 to September 3, 2004, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim and interim special dividends, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on August 31, 2004.

Interests of Directors

As at June 30, 2004, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and have been recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which have been notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") ("Listing Rules") were as follows:

本公司股份

Shares in the Company

董事姓名 Name of director	權益性質 Nature of interest	股份實益權益 (附註) Beneficial interest in shares (Note)	非上市之相關股份實益權益 (附註) Beneficial interest in unlisted underlying shares (Note)	總權益百分率概約 Approximate aggregate percentage of interests
劉國權 Lau Kwok Kuen, Peter	個人 Personal	12,802,000	25,000,000	2.61%
馮永昌 Fung Wing Cheong, Charles	個人 Personal	922,000	5,900,000	0.47%
馬灼安 Mah Chuck On, Bernard	個人 Personal	479,086	6,840,000	0.51%

附註：

擁有之股份及股本衍生工具之相關股份權益均為好倉。

Note:

Interests in the shares and underlying shares of equity derivatives are long position.

有關本公司董事及行政總裁擁有本公司授予之股本衍生工具之相關股份之購股權權益詳情，載列於以下「購股權」部分。

Details of the interests of directors and chief executive of the Company in the underlying shares of equity derivatives in respect of options granted to them by the Company are stated in the "Share Options" section below.

除上述披露外，於二零零四年六月三十日，根據該條例第三百五十二條已記錄於本公司存置之登記冊；或根據上述上市規則的標準守則已知會本公司，本公司各董事及行政總裁概無擁有或被視作擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉。此外，除於以下「購股權」部分披露外，本公司或其任何附屬公司於截至二零零四年六月三十日止六個月內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

Save as disclosed above, as at June 30, 2004, none of the directors and chief executive of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which has been recorded in the register maintained by the Company pursuant to section 352 of the SFO or which has been notified to the Company pursuant to the above-mentioned Model Code of the Listing Rules. Furthermore, save as disclosed in the "Share Options" section below, at no time during the six months ended June 30, 2004 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

大股東權益

於二零零四年六月三十日，下列人士(除本公司董事及行政總裁外)已根據該條例第XV部第二及第三分部向本公司披露，並已根據該條例第三百三十六條記錄於本公司存置之登記冊，擁有本公司之股份或相關股份之權益或淡倉：

Interests of Substantial Shareholders

As at June 30, 2004, the interests or short positions of the following persons, other than directors and chief executive of the Company, in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of SFO:

名稱 Name	附註 Note	好倉股份及相關股份總數 Aggregate long position in shares and underlying shares	總權益百分率概約 Approximate aggregate percentage of interests
Aberdeen Asset Management Asia Ltd	1	169,625,800	11.72%
State Street Corporation	2	129,436,529	8.94%
J.P. Morgan Chase & Co.	3	114,068,376	7.88%
Harris Associates L.P.	4	96,932,800	6.70%
Matthews International Capital Management, LLC	5	74,835,000	5.17%

附註:

1. Aberdeen Asset Management Asia Ltd 持有一億六千九百六十二萬五千八百股之身份為投資經理。

2. State Street Bank & Trust Company 持有一億二千九百四十三萬六千五百二十九股，該公司為State Street Corporation之全資附屬公司。根據該條例，State Street Corporation 被視作擁有一億二千九百四十三萬六千五百二十九股股份權益。

   State Street Corporation 以控制法團之身份持有一億二千九百四十三萬六千五百二十九股權益。

3. J.P. Morgan Chase & Co. 持有一億一千四百零六萬八千三百七十六股之身份分別包括一百三十六萬股為實益擁有人、三千四百零三萬四千股為投資經理及七千八百六十七萬四千三百七十六股為核准借出代理人。

Notes:

1. The capacity of Aberdeen Asset Management Asia Ltd in holding the 169,625,800 shares was as Investment Manager.

2. The 129,436,529 shares were held by State Street Bank & Trust Company, which was a wholly-owned subsidiary of State Street Corporation. By virtue of the SFO, State Street Corporation was deemed to be interested in the 129,436,529 shares.

   The capacity of State Street Corporation in holding the 129,436,529 shares was as Controlled Corporation.

3. The capacities of J.P. Morgan Chase & Co. in holding the 114,068,376 shares were, as to 1,360,000 shares as Beneficial Owner, as to 34,034,000 shares as Investment Manager and as to 78,674,376 shares as Approved Lending Agent.

該一億一千四百零六萬八千三百七十六股包括七千八百六十七萬四千三百七十六股為可供借出的股份。

The 114,068,376 shares included 78,674,376 shares as the Lending Pool.

由 J.P. Morgan Chase & Co. 所持有之一億一千四百零六萬八千三百七十六股詳列如下：

Details of the breakdown of the 114,068,376 shares held by J.P. Morgan Chase & Co. were as follows:

名稱 Name	附註 Note	好倉股份總數 Aggregate long position in shares	總權益百分率概約 Approximate aggregate percentage of interest
JPMorgan Chase Bank	i	84,186,376	5.82%
J.P. Morgan Investment Management Inc.	ii	17,544,000	1.21%
J.P. Morgan Fleming Asset Management Holdings Inc.	iii	12,338,000	0.85%

附註:

i. JPMorgan Chase Bank持有八千四百一十八萬六千三百七十六股，其中包括：(a)八千二百八十二萬六千三百七十六股為直接權益；及(b)根據該條例被視作透過其全資附屬公司J.P. Morgan International Finance Limited (彼乃J.P. Morgan International Inc.之全資附屬公司)擁有一百三十六萬股的權益，當中包括一百三十一萬二千股由J.P. Morgan Securities Ltd.直接持有，彼乃J.P. Morgan Holdings (UK) Limited擁有百分之九十的控制權益，而J.P. Morgan Holdings (UK) Limited為J.P. Morgan International Finance Limited之全資附屬公司；及四萬八千股由J.P. Morgan Whitefriars Inc. 直接持有，彼為J.P. Morgan Overseas Capital Corporation之全資附屬公司，而J.P. Morgan Overseas Capital Corporation為 J.P. Morgan International Finance Limited之全資附屬公司。

Notes:

i. The 84,186,376 shares held by JPMorgan Chase Bank included: (a) a direct interest of 82,826,376 shares; and (b) 1,360,000 shares were deemed to be interested, by virtue of the SFO, through its wholly-owned subsidiary, J.P. Morgan International Finance Limited, which in turn was a wholly-owned subsidiary of J.P. Morgan International Inc. and as to 1,312,000 shares were directly held by J.P. Morgan Securities Ltd., in which J.P. Morgan Holdings (UK) Limited, a wholly-owned subsidiary of J.P. Morgan International Finance Limited, owned 90% controlling interest; and as to 48,000 shares were directly held by J.P. Morgan Whitefriars Inc., which was a wholly-owned subsidiary of J.P. Morgan Overseas Capital Corporation, which in turn was a wholly-owned subsidiary of J.P. Morgan International Finance Limited.

ii. J.P. Morgan Investment Management Inc.持有一千七百五十四萬四千股，包括一千六百三十五萬六千股為其直接持有；及由其全資附屬公司J.P. Morgan Investment Management Limited持有的一百一十八萬八千股。

iii. 一千二百三十三萬八千股被視作由 J.P. Morgan Fleming Asset Management Holdings Inc.持有，包括:

(a) 五十六萬股被視作由Robert Fleming Holdings Ltd持有，彼由J.P. Morgan Fleming Asset Management Holdings Inc.持有百分之九十六的控制權益。

該五十六萬股包括(aa)三十五萬四千股由J.P. Morgan Fleming Asset Management (UK) Limited持有，彼為Robert Fleming Asset Management Ltd 之全資附屬公司。 Robert Fleming Holdings Ltd擁有Robert Fleming Asset Management Ltd百分之九十九點九六的控制權益；(bb)二十萬零六千股由J.P. Morgan Fleming Asset Management (Canada) Inc.持有，彼為Copthall Holdings (Canada) Inc.之全資附屬公司。Copthall Holdings (Canada) Inc.為Copthall Overseas Limited之全資附屬公司，彼為Robert Fleming Holdings Ltd之全資附屬公司；及

ii. Of the 17,544,000 shares held by J.P. Morgan Investment Management Inc., 16,356,000 shares were directly held by it; and 1,188,000 shares were held by its wholly-owned subsidiary, J.P. Morgan Investment Management Limited.

iii. The 12,338,000 shares which were deemed to be held by J.P. Morgan Fleming Asset Management Holdings Inc. included:

(a) 560,000 shares were deemed to be held by Robert Fleming Holdings Ltd, in which J.P. Morgan Fleming Asset Management Holdings Inc. held 96% controlling interest.

The 560,000 shares included (aa) 354,000 shares held by J.P. Morgan Fleming Asset Management (UK) Limited, which was a wholly-owned subsidiary of Robert Fleming Asset Management Ltd, in which Robert Fleming Holdings Ltd had a controlling interest of 99.96%; (bb) 206,000 shares were held by J.P. Morgan Fleming Asset Management (Canada) Inc., which was a wholly-owned subsidiary of Copthall Holdings (Canada) Inc., which in turn was a wholly-owned subsidiary of Copthall Overseas Limited, a wholly-owned subsidiary of Robert Fleming Holdings Ltd; and

(b) 一千一百七十七萬八千股被視作由J.P. Morgan Fleming Asset Management (Asia) Inc.持有，彼為J.P. Morgan Fleming Asset Management Holdings Inc.之全資附屬公司。

該一千一百七十七萬八千股包括(aa)二百二十二萬二千股由JF Asset Management (Taiwan) Limited持有，彼由JF Funds Limited擁有百分之九十九點九的控制權益，而JF Funds Limited乃JF Asset Management Limited之全資附屬公司；(bb)九百五十五萬六千股由JF Asset Management Limited 持有。彼由J.P. Morgan Fleming Asset Management (Asia) Inc. 持有百分之九十九點九九的控制權益。

4. Harris Associates L.P. 以投資經理之身份持有九千六百九十三萬二千八百股。

5. Matthews International Capital Management, LLC 持有的七千四百八十三萬五千股之身份為投資經理。

(b) 11,778,000 shares were deemed to be held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was a wholly-owned subsidiary of J.P. Morgan Fleming Asset Management Holdings Inc..

The 11,778,000 shares included (aa) 2,222,000 shares were held by JF Asset Management (Taiwan) Limited in which JF Funds Limited, a wholly-owned subsidiary of JF Asset Management Limited, owned 99.90% controlling interest; (bb) 9,556,000 shares were held by JF Asset Management Limited, in which J.P. Morgan Fleming Asset Management (Asia) Inc. held 99.99% controlling interest.

4. The capacity of Harris Associates L.P. in holding the 96,932,800 shares was as Investment Manager.

5. Matthews International Capital Management, LLC in holding the 74,835,000 shares was as Investment Manager.

購股權

根據二零零二年一月二十四日採納之購股權計劃，本公司截至二零零四年六月三十日止六個月內授出可認購本公司股份之購股權予若干合資格人士。於本期間內，授出購股權之詳細情況及尚未行使購股權變動摘要載列如下。

Share Options

Pursuant to the Share Option Scheme adopted on January 24, 2002, the Company has granted certain eligible persons options to subscribe for shares of the Company during the six months ended June 30, 2004. Details of the grant of share options and a summary of the movements of the outstanding share options during the period are set out below.

	購股權數目 Number of share options							
合資格人士 Eligible person	於二零零四年一月一日之結餘 Balance as at 01/01/2004	期內授出 Granted during the period	期內行使 Exercised during the period	期內註銷/失效 Canceled/ Lapsed during the period	於二零零四年六月三十日之結餘 Balance as at 06/30/2004	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
劉國權	15,000,000	-	-	-	15,000,000	2.600	08/24/1995	02/24/1996 - 05/28/2005
Lau Kwok Kuen, Peter	10,000,000	-	-	-	10,000,000	2.830	05/07/1996	05/07/1999 - 05/28/2005
董事 Director	25,000,000	-	-	-	25,000,000			
馮永昌	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Fung Wing Cheong, Charles	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
Director	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	5,900,000	-	-	-	5,900,000			
馬灼安	468,000	-	-	-	468,000	0.878	12/05/1997	12/05/1999 - 05/28/2005
Mah Chuck On, Bernard	472,000	-	-	-	472,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Director	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	6,840,000	-	-	-	6,840,000			

合資格人士 Eligible person	購股權數目 Number of share options 於二零零四年一月一日之結餘 Balance as at 01/01/2004	期內授出 Granted during the period	期內行使 Exercised during the period	期內註銷/失效 Canceled/ Lapsed during the period	於二零零四年六月三十日之結餘 Balance as at 06/30/2004	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
連續合約僱員	880,000	-	20,000	20,000	840,000	2.150	05/30/1995	05/30/1998 - 05/28/2005
Continuous contract	1,800,000	-	-	-	1,800,000	3.190	03/04/1996	09/04/1996 - 05/28/2005
employees	1,824,000	-	188,000	-	1,636,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2001 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2002 - 05/28/2005
	6,000	-	6,000	-	-	2.320	07/17/1999	08/01/2001 - 05/28/2005
	240,000	-	240,000	-	-	2.320	07/17/1999	08/01/2002 - 05/28/2005
	240,000	-	240,000	-	-	2.320	07/17/1999	08/01/2003 - 05/28/2005
	240,000	-	-	240,000	-	2.320	07/17/1999	08/01/2004 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
	200,000	-	-	-	200,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	200,000	-	-	-	200,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	3,540,000	-	1,640,000	-	1,900,000	3.728	02/07/2001	02/07/2004 - 05/28/2005
	200,000	-	-	-	200,000	3.384	04/26/2001	04/26/2004 - 05/28/2005
	4,264,000	-	2,114,000	-	2,150,000	3.108	08/31/2001	08/31/2003 - 05/28/2005
	4,036,000	-	20,000	334,000	3,682,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	4,036,000	-	20,000	334,000	3,682,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	4,444,000	-	-	374,000	4,070,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	832,000	-	-	-	832,000	2.795	02/05/2003	02/05/2004 - 02/04/2013
	832,000	-	-	-	832,000	2.795	02/05/2003	02/05/2005 - 02/04/2013
	836,000	-	-	-	836,000	2.795	02/05/2003	02/05/2006 - 02/04/2013
	10,000	-	-	-	10,000	2.740	02/07/2003	02/07/2004 - 02/06/2013
	10,000	-	-	-	10,000	2.740	02/07/2003	02/07/2005 - 02/06/2013
	10,000	-	-	-	10,000	2.740	02/07/2003	02/07/2006 - 02/06/2013
	66,000	-	66,000	-	-	2.625	03/31/2003	03/31/2004 - 03/30/2013
	66,000	-	-	-	66,000	2.625	03/31/2003	03/31/2005 - 03/30/2013
	68,000	-	-	-	68,000	2.625	03/31/2003	03/31/2006 - 03/30/2013
	200,000	-	200,000	-	-	2.200	05/02/2003	05/02/2004 - 05/01/2013
	200,000	-	-	-	200,000	2.200	05/02/2003	05/02/2005 - 05/01/2013
	200,000	-	-	-	200,000	2.200	05/02/2003	05/02/2006 - 05/01/2013
	2,354,000	-	328,000	234,000	1,792,000	2.650	06/10/2003	06/10/2004 - 06/09/2013
	2,344,000	-	-	236,000	2,108,000	2.650	06/10/2003	06/10/2005 - 06/09/2013
	2,916,000	-	-	282,000	2,634,000	2.650	06/10/2003	06/10/2006 - 06/09/2013
結餘轉下頁 Balance carried forward	37,994,000	-	5,082,000	2,054,000	30,858,000			

合資格人士 Eligible person	購股權數目 Number of share options 於二零零四年一月一日之結餘 Balance as at 01/01/2004	期內授出 Granted during the period	期內行使 Exercised during the period	期內註銷/失效 Canceled/ Lapsed during the period	於二零零四年六月三十日之結餘 Balance as at 06/30/2004	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
結餘承上頁 Balance brought forward	37,994,000	-	5,082,000	2,054,000	30,858,000			
	194,000	-	-	-	194,000	2.785	08/20/2003	08/20/2004 - 08/19/2013
	14,000	-	-	-	14,000	2.785	08/20/2003	08/20/2005 - 08/19/2013
	16,000	-	-	-	16,000	2.785	08/20/2003	08/20/2006 - 08/19/2013
	150,000	-	-	18,000	132,000	3.300	09/19/2003	09/19/2004 - 09/18/2013
	158,000	-	-	20,000	138,000	3.300	09/19/2003	09/19/2005 - 09/18/2013
	172,000	-	-	22,000	150,000	3.300	09/19/2003	09/19/2006 - 09/18/2013
	-	198,000	-	-	198,000	4.150	01/27/2004	01/27/2005 - 01/26/2014
	-	198,000	-	-	198,000	4.150	01/27/2004	01/27/2006 - 01/26/2014
	-	204,000	-	-	204,000	4.150	01/27/2004	01/27/2007 - 01/26/2014
	-	1,314,000	-	-	1,314,000	4.500	06/16/2004	06/16/2005 - 06/15/2014
	-	1,338,000	-	-	1,338,000	4.500	06/16/2004	06/16/2006 - 06/15/2014
	-	1,348,000	-	-	1,348,000	4.500	06/16/2004	06/16/2007 - 06/15/2014
	38,698,000	4,600,000	5,082,000	2,114,000	36,102,000			
其他 Others	-	1,860,000	-	20,000	1,840,000	4.150	01/27/2004	01/27/2005 - 01/26/2014
合計 Total	38,698,000	6,460,000	5,082,000	2,134,000	37,942,000			

附註:

1. 購股權授出日前一天之股份收市價如下：

購股權授出日	授出購股權前一天之股份收市價
二零零四年一月二十七日	港幣四元四角七仙五
二零零四年六月十六日	港幣四元三角二仙五

2. 有關連續合約僱員已行使之購股權於緊接行使日前之加權平均股份收市價為港幣四元五角六仙八。

Notes:

1. Following were the closing prices of the shares immediately before the dates on which the options were granted:

Date of grant	Closing price immediately before the date of grant
January 27, 2004	HK$4.475
June 16, 2004	HK$4.325

2. The weighted average closing price of the share immediately before the dates on which the options were exercised by the Continuous Contract Employees was HK$4.568.

購股權價值

購股權授予時，在財務報表上並不會確認，但只會於行使時才確認。於截至二零零四年六月三十日止六個月內購股權授予之每股合理價值為港幣一元九角。該合理價值乃採用柏力克．舒爾斯期權定價模式，並於授出日採用以下之假設數據計算:

無風險利率	:	百分之四點一至四點六(於授出日之十年期外匯基金債券的大約孳息)
預期股息	:	歷史股息平均每股為港幣一角八仙
預期波幅	:	歷史波幅為百分之四十九
預期有效期	:	十年

柏力克．舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之合理價值。而且，該期權定價模式亦須視乎若干高度主觀假設數據，包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之合理價值造成重大影響。

公司管治

本公司並無董事知悉任何資料足以有理由地顯示本公司於截至二零零四年六月三十日止六個月內，未有遵守上市規則附錄十四所載之最佳應用守則(除指引七：本公司之非執行董事乃根據本公司細則獲委任至告退為止；及指引十一：根據本公司政策，董事酬金是由本公司董事會委任之補償委員會處理)。補償委員會由一位執行董事、兩位獨立非執行董事及一位獨立董事會顧問組成。

Valuation of Share Options

The share options granted are not recognized in the financial statements until they are exercised. The fair value per share option granted during the six months ended June 30, 2004 is HK$1.90. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	:	4.1 - 4.6 percent, being the approximate yield of 10-year Exchange Fund Note on the grant date
Expected dividend	:	average historical dividends of 18 HK cents per share
Expected volatility	:	49 percent based on historical volatility
Expected life	:	10 years

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.

Corporate Governance

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by the Compensation Committee appointed by the board of directors of the Company, which comprises an executive director, two independent non-executive directors and an independent board advisor.

審核委員會

就編製截至二零零四年六月三十日止六個月未經審核之簡明財務報表，審核委員會與董事已審核本集團所採納之會計政策及慣例，以及討論內部控制及財務申報等事宜。

Audit Committee

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2004.

購買、出售或贖回本公司之上市證券

於截至二零零四年六月三十日止六個月內，本公司概無贖回其股份。本公司及各附屬公司於同期內亦無購買或出售任何本公司之股份。

Purchase, Sale or Redemption of the Company's Listed Securities

The Company has not redeemed any of its shares during the six months ended June 30, 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

董事會

於本報告日期，本公司董事會由三位執行董事(劉國權先生、馮永昌先生及馬灼安先生)；及四位獨立非執行董事(歐文柱先生、畢滌凡先生、鄺其志先生及李鵬飛先生)組成。

Board of Directors

As at the date of this report, the board of directors of the Company comprises three executive directors, namely, Messrs. Lau Kwok Kuen, Peter, Fung Wing Cheong, Charles and Mah Chuck On, Bernard, and four independent non-executive directors, namely, Messrs. Au Man Chu, Milton, Barry John Buttifant, Kwong Ki Chi and Lee Peng Fei, Allen.

承董事會命
劉國權
主席

香港，二零零四年八月十一日

By order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 11, 2004

GIORDANO
www.giordano.com.hk
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong